           UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549


                             FORM 10 - SB



             GENERAL FORM FOR REGISTRATION OF SEURITIES OF
             SMALL BUSINESS ISSUERS Under Section 12(b) or
               (g) of the Securities Exchange Act of 1934


                   Global Boulevard International, Inc.
             ---------------------------------------------------
               (Name of Small Business Issuer in its charter)


             Nevada                             88-0392153
 -------------------------------   ---------------------------------------
 (State or other jurisdiction of   (I.R.S. Employer Identification Number)
  incorporation or organization)

    403 East 58th Street, 4th Floor, New York, NY          10022
   ------------------------------------------------     -------------
    (Address of principal executive offices)             (zip code)


                           1-212-750-1349
       ---------------------------------------------------------
                      Issuer's Telephone Number


Securities to be registered under section 12(b) of the Act:


     Title of Each Class            Name on each exchange on which
     to be registered               each class is to be registered

     --------------------------    --------------------------------

     --------------------------    --------------------------------


Securities to be registered under section 12(g)of the Act:

Common Stock, $.001 par value per share, 100,000,000 shares authorized, 10,699,000 issued and outstanding as of August 31, 1999. The Company has no Preferred Shares authorized.

FORWARD LOOKING STATEMENTS

CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

Global Boulevard International, Inc., a new e-Commerce company ("Global Boulevard International, Inc., Inc," or the "Company" or "GOBO" or the "Registrant") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Document or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Document that are not statements of historical fact may be deemed to be forward-looking statements. This Registration contains statements that constitute "forward-looking statements." These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "plans," "may," "will," or similar terms. These statements appear in a number of places in this Registration and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations for its limited history; (ii) the Company's business and growth strategies; (iii) the Internet and Internet commerce; and, (iv) the Company's financing plans. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, the Company's limited operating history, dependence on continued growth in the use of the Internet, the Company's inexperience with the Internet, potential fluctuations in quarterly operating results and expenses, security risks of transmitting information over the Internet, government regulation, technological change and competition.

The accompanying information contained in this Registration, including, without limitation, the information set forth under the heading "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" identifies important additional factors that could materially adversely affect actual results and performance. All of these factors should be carefully considered and evaluated. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the foregoing cautionary statement. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.

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

               INFORMATION REQUIRED IN REGISTRATION STATEMENT


Part I   .........................................................  4

Item 1.  Description of Business..................................  4
Item 2.  Management's Discussion and Analysis or Plan of
         Operation................................................ 25
Item 3.  Description of Property.................................. 26
Item 4.  Security Ownership of Management and Others and Certain
         Security Holders......................................... 26
Item 5.  Directors, Executives, Officers and Significant
         Employees................................................ 28
Item 6.  Remuneration of Directors and Executive
         Officers................................................. 30
Item 7.  Certain Relationships and Related Transactions........... 31

Part II  ......................................................... 32

Item 1.  Market Price of and Dividends of the Registrant's
         Common Equity and Other Stockholder Matters.............. 32
Item 2.  Legal Proceedings........................................ 33
Item 3.  Recent Sales of Unregistered Securities.................. 33
Item 4.  Description of Securities................................ 34
Item 5.  Indemnification of Directors and Officers................ 35

Part F/S ......................................................... 38

Item 1.  Financial Statements..................................... 38
Item 2.  Changes in and Disagreements With Accountants on
         Accounting and Financial Disclosure.....................  38

Part III ........................................................  39

Item 1.  Index to Exhibits.......................................  39
Item 2.  Description of Exhibits.................................  39

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Financial Statements and Notes related thereto appearing elsewhere in this Registration. Except
(a) where the context otherwise requires, all references in this Registration to the "Registrant" or the "Company" or "GOBO" refer to Global Boulevard International, Inc., a Nevada corporation, (b) the "Web" refer to the World Wide Web and (c) the "site" refer to the Company's Web site.

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                                  Part I



Item 1.  Description of Business

A.  Business Development, Organization and Acquisition Activities

Global Boulevard International, Inc., a new Internet e-Commerce company, hereinafter referred to as "GOBO" or the " Company" or the "Registrant", was organized by the filing of Articles of Incorporation with the Secretary of State of the State of Nevada on April 16, 1998 (Date of Inception) under the name Registered Agents of Southern Nevada, Inc. The Company amended its Articles on March 25, 1999 changing its name to Global Boulevard International, Inc.

The Company is a development stage Internet e-Commerce company with a principal business strategy to facilitate the hosting, creation, use of database management systems and marketing of international e-commerce web-based businesses through an Interactive WEB site and hosting portal.

The Amended Articles of the Company authorized the issuance of one hundred million (100,000,000) shares of Common stock at par value of $0.001 per share and no shares of Preferred stock.

The Registrant was incorporated on April 16, 1998, in the state of Nevada under the name Registered Agents of Southern Nevada, Inc. On March 25, 1999 the Company changed its name to Global Boulevard International, Inc. In connection with its formation, a total of 1,000,000 shares of its common stock were purchased by its founder of the Company, on March 16, 1999. Between March 20 and April 4, 1999, the Company sold Five Hundred Thousand (500,000) shares of its common stock in connection with a public offering at a price of $0.10 per share.

On September 30, 1998, the Company completed a public offering of shares of common stock of the Company pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, whereby it sold 199,000 shares of the Common Stock of the Company to approximately fifty-three (53) unaffiliated shareholders of record. The Company filed an original Form D with the Securities and Exchange Commission on or about October 1, 1998.

On April 18, 1998, founding shareholder purchased 700,000 shares of the company's authorized but unissued treasury stock for cash. Additionally, the Company sold Nine Thousand Nine Hundred Fifty Dollars ($9,950) or One Hundred Ninety-nine Thousand (199,000) shares of the Common Stock of the Company during the Offering to approximately fifty-three (53) shareholders. The offering was closed September 30, 1998. On January 13, 1999, the Company issued Nine Million Eight Hundred Thousand (9,800,000) restricted shares for One Hundred Forty-two Thousand Dollars ($142,000). On January 13, 1999, the Company purchased Seven Hundred Thousand (700,000) shares of treasury stock. As of August 31, 1999, the Company has ten million six hundred ninety-nine thousand (10,699,000) shares of its $0.001 par value common voting stock issued and outstanding which are held by approximately forty-seven (47) shareholders, including the founding shareholder, of record.

The Company was officially organized on April 16, 1998, under the name Resident Agents of Southern Nevada and activities to date have been limited primarily to organization, initial capitalization, and developing business strategies. Residents Agents of Southern Nevada was an inactive company. In December, 1998, the Company became listed on the NASD Bulletin Board under the trading symbol GOBO; and, subsequently changed its name to GLOBAL BOULEVARD INTERNATIONAL, INC.

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The Company has recently made acquisitions of operating units and has no revenue history, at this time, it anticipates that it will be commencing operations of its first Global Transaction Center in the next six (6) months. The Company faces all of the risks inherent in any new business. These risks include, but are not limited to, competition, changing laws and regulations, the need for additional capital, and the possible inability to adapt to various economic changes inherent in a market economy. The likelihood of success of the Company must be considered in light of these problems and expenses that are frequently incurred in the operation of a new business venture.


B. Business of Issuer

1)  Principal Products, Services and Principal Markets.

GLOBAL BOULEVARD INTERNATIONAL, Inc. ("GOBO" or the "Company"), a Nevada Corp., with a principal business strategy to establish a network of Global Transaction Centers throughout tax-neutral domiciles that will host and facilitate the implementation of international e-commerce activities on behalf of its client companies. These facilities will bring together, in one location, many of the essential technological solutions available for successfully conducting international business through the new emerging Internet e-commerce platform. The basic service packages being offered by the Company are the, "The Global Merchant Management System" and the "The Global Asset Management System".
These two on-line service packages are designed to provide complete turn-key platforms that provide the international business owner with a total solution for operating their business and personal financial management within a totally secure on-line environment.


(a)  Limited Operating History

The Company was first incorporated in the State of Nevada on April 16, 1998. Accordingly, the Company has a limited operating history upon which an evaluation of the Company, its current business and its prospects can be based, each of which must be considered in light of the risks, expenses and problems frequently encountered by all companies in the early stages of development, and particularly by such companies entering new and rapidly developing markets like the Internet. The Company's prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as online commerce. Such risks include, without limitation, the lack of broad acceptance of the company's products on the Internet, the possibility that the Internet will fail to achieve broad acceptance, the inability of the Company to generate significant e-Commerce-based revenues from Internet customers, the company's inability to anticipate and adapt to a developing market, the failure of the company's network infrastructure (including its server, hardware and software) to efficiently handle its Internet traffic, changes in laws that adversely affect the company's business, the ability of the Company to manage its operations, including the amount and timing of capital expenditures and other costs relating to the expansion of the company's operations, the introduction and development of different or more extensive communities by direct and indirect competitors of the Company, including those with greater financial, technical and marketing resources, the inability of the Company to maintain and increase levels of traffic on its Web site, the inability of the Company to attract, retain and motivate qualified personnel and general economic conditions.

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(b)  Anticipated Losses for the Foreseeable Future

The Company has not achieved profitability to date, and the Company anticipates that it will continue to incur net losses for the foreseeable future. The extent of these losses will depend, in part, on the amount of growth in the Company's revenues from sales of its services through its Web site. Through April 16, 1998 (date of inception) to August 31, 1999, the Company had an accumulated deficit of one hundred forty-five thousand five hundred eight-six $145,586.00) dollars. The Company expects that its operating expenses will increase significantly during the next several years, especially in the areas of sales and marketing, and brand promotion. Thus, the Company will need to generate increased revenues to achieve profitability. To the extent that increases in its operating expenses precede or are not subsequently followed by commensurate increases in revenues, or that the Company is unable to adjust operating expense levels accordingly, the Company's business, results of operations and financial condition would be materially and adversely affected. There can be no assurances that the Company can achieve or sustain profitability or that the Company's operating losses will not increase in the future.

(c)  Dependence on Continued Growth and Viability of the Internet

The Company's future success is substantially dependent upon continued growth in the use of the Internet. To generate product sales, e-Commerce service fees for Global Boulevard International, Inc., the Internet's recent and rapid growth must continue, and e-Commerce on the Internet must become widespread. None of these can be assured. The Internet may prove not to be a viable commercial marketplace. Additionally, due to the ability of consumers to easily compare prices of similar products or services on competing Web sites, gross margins for e-Commerce transactions may narrow in the future and, accordingly, the Company's revenues from e-Commerce arrangements may be materially negatively impacted. If use of the Internet does not continue to grow, the Company's business, results of operations and financial condition would be materially and adversely affected. Additionally, to the extent that the Internet continues to experience significant growth in the number of users and the level of use, there can be no assurance that its technical infrastructure will continue to be able to support the demands placed upon it. The necessary technical infrastructure for significant increases in e-Commerce, such as a reliable network backbone, may not be timely and adequately developed. In addition, performance improvements, such as high-speed modems, may not be introduced in a timely fashion. Furthermore, security and authentication concerns with respect to transmission over the Internet of confidential information, such as credit cared numbers, may remain. Issues like these could lead to resistance against the acceptance of the Internet as a viable commercial marketplace. Also, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of activity, or due to increased governmental regulation. Changes in or insufficient availability of telecommunications services could result in slower response times and adversely affect usage of the Internet. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty, and there exist few proven services and products.

The Internet may not be commercially viable in the long term for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies, performance improvements and security measures. To the extent that the Internet continues to experience significant growth in the number of users, their frequency of use or their band width requirement, there can be no assurance that the infrastructure for the Internet and other online services will be able to support the demands placed upon them. In addition, the Internet or other online services could lose their viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet or other online service activity, or due to increased governmental regulation. Changes in or insufficient availability of telecommunications services to support the Internet or other online services also could result in slower response times and adversely affect usage of the Internet and other online services generally and Global Boulevard International, Inc., in particular. If use of the Internet and other online services does not continue to grow or grows more slowly than expected, if the infrastructure for the Internet and other online services does not effectively support growth that may occur, or if the Internet and other online services do not become a viable commercial marketplace, the Company's business, results of operations and financial condition would be adversely affected.

(d)  Risk of System Failures

The Company's ability to facilitate trade successfully and provide high quality customer service, depends on the efficient and uninterrupted operation of its computer and communications through its designated Internet Service Provider (ISP). These systems and operations are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, break-ins, sabotage, intentional acts of vandalism and similar events. The Company does not have fully redundant systems, a formal disaster recovery plan or alternative providers of hosting services and does not carry business interruption insurance to compensate it for losses that may occur. Despite any precautions taken by, and planned to be taken by the Company, the occurrence of a natural disaster or other unanticipated problems with its ISP could result in interruptions in the services provided by the Company.

In addition, the failure by the ISP to provide the data communications capacity required by the Company, as a result of human error, natural disasters other operational disruption, could result in interruptions in the Company's service. Any damage to or failure of the systems of the Company could result in reductions in, or terminations of, the Global Boulevard International, Inc. service, which could have a material adverse effect on the Company's business, results of operations and financial condition. In the case of frequent or frequent or persistent system failures, the Company's reputation and name brand could be materially adversely affected. Although the Company has implemented certain network security measures, the Company and its IPS are also vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to complete customer auctions. In addition, although the Company works to prevent unauthorized access to Company data, it is impossible to eliminate this risk completely. The occurrence of any and all of these events could have a material adverse effect on the Company's business, results of operations and financial condition.

(e)  Competition

The Company believes that the principal competitive factors in its market are volume and pricing, identification of buyers and sellers, community cohesion and interaction, customer service, reliability of delivery and payment by users, convenience and accessibility, quality of search tools and system reliability. The Company's major competitors, include: FirstEcomm.com, First Atlantic Commerce.com and Planet Payment.com, who have somewhat longer operating histories, larger customer bases, greater recognition and significantly greater financial, marketing, technical and other resources than the Company. This does not preclude other companies from taking the same approach to sell products in the manner, if this did happen it could have a material adverse effect on the Company's business, results of operations and financial condition.

Therefore, certain of the Company's competitors with other revenue sources may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to systems development than the Company or may try to attract traffic by offering wider services. Increased competition may result in reduced operating margins, loss of market share and diminished value in the Company's brands. There can be no assurance that the Company will be able to compete successfully against current and future competitors. Further, as a strategic response to changes in the competitive environment, the Company may make certain pricing, service or marketing decisions or acquisitions that could have a material adverse effect on its business, results of operations and financial condition. New technologies and the expansion of existing technologies may increase the competitive pressures on the Company by enabling the Company's competitors to offer a lower-cost service. Any and all of these events could have a material adverse effect on the Company's business, results of operations and financial condition.

(f) Potential Fluctuations in Operating Results; Quarterly Fluctuations

The Company's operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside the Company's
control. See "--Limited Operating History."   As a strategic response to
changes in the competitive environment, the Company may from time to time make certain pricing, marketing decisions or acquisitions that could have a material short-term or long-term adverse effect on the Company's business, results of operations and financial condition.

In particular, in order to accelerate the promotion of Global Boulevard International, Inc., the Company intends to heavily market it Web site. The Company believes that it may experience seasonality in its business, with use of the Internet and Global Boulevard International, Inc. being somewhat lower during the summer vacation and year-end holiday periods. Website hits (and therefore potential revenues) may be expected to decline accordingly in those periods. Additionally, seasonality may affect significantly any potential advertising revenues during the first and third calendar quarters, as advertisers historically spend less during these periods.

There can be no assurance that such patterns will not have a material adverse effect on the Company's business, results of operations and financial condition. In addition to selling its brands, it is the Company's strategy is to generate additional revenues through e-Commerce arrangements including for other companies to advertise on the company's Web site. There can be no assurance that the Company will receive any material amount of revenue under these agreements in the future. The foregoing factors, in some future quarters, may lead the Company's operating results to fall below the expectations.

(g)  Risk Of Capacity Constraints And Systems Failures

A key element of the Company's strategy is to generate a volume of user traffic to its Web site. The Company's ability to attract customers and to achieve market acceptance of its products depends significantly upon the performance of the Company and its network infrastructure (including its server, hardware and software). Any system failure that causes interruption or slower response time of the Company's products and services could result in less traffic to the Company's Web site and, if sustained or repeated, could reduce the attractiveness of the Company's products. An increase in the volume of user traffic could strain the capacity of the Company's technical infrastructure, which could lead to slower response time or system failures, and could adversely affect the delivery of the number of impressions that are owed to advertisers and thus the Company's advertising revenues. In addition, as the number of Web pages on and users of Global Boulevard International, Inc. increase, there can be no assurance that the Company and its technical infrastructure will be able to grow accordingly, and the Company faces risks related to its ability to scale up to its expected customer levels while maintaining superior performance. Any failure of the Company's server and networking systems to handle current or higher volumes of traffic would have a material adverse effect on the Company's business, results of operations and financial condition. The Company is also dependent upon third parties to provide potential users with Web browsers and Internet and online services necessary for access to the site. In the past, users have occasionally experienced difficulties with Internet and online services due to system failures,
including failures unrelated to the Company's systems.   Any disruption in

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Internet access provided by third parties could have a material adverse effect on the Company's business, results of operations and financial condition. Furthermore, the Company is dependent on hardware suppliers for prompt delivery, installation and service of equipment used to deliver the Company's products and services. The Company's operations are dependent in part upon its ability to protect its operating systems against damage from human error, fire, floods, power loss, telecommunications failures, break-ins and similar events. The Company does not presently have redundant, multiple-site capacity in the event of any such occurrence. The Company's servers are also vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with the Company's computer systems. The occurrence of any of these events could result in the interruption, which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the Company's reputation could be materially and adversely affected.

(h)  Risks Associated With New Services, Features and Functions

There can be no assurance that the Company would be able to expand its operations in a cost-effective or timely manner or that any such efforts would maintain or increase overall market acceptance. Furthermore, any new business launched by the Company that is not favorably received by consumers could damage the Company's reputation and diminish the value of its brand name. Expansion of the Company's operations in this manner would also require significant additional expenses and development, operations train the Company's management, financial and operational resources. The lack of market acceptance of the Company's products would result in the Company's inability to generate satisfactory revenues and its inability to offset their costs could have a material adverse effect on the Company's business, results of operations and financial condition.

(i)  Online Commerce Security Risks

A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. GOBO plans to accept credit cards for purchases of its products. The Company will rely on encryption and authentication technology licensed from third parties to provide the security and authentication technology to effect secure transmission of confidential information, including customer credit card numbers. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the technology used by the Company to protect customer transaction data.

If any such compromise of the Company's security were to occur, it could have a material adverse effect on the Company's reputation and, therefore, on its business, results of operations and financial condition. Furthermore, a party who is able to circumvent the Company's security measures could misappropriate proprietary information or cause interruptions in the Company's operations. The Company may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of transactions conducted on the Internet and other online services and the privacy of users may also inhibit the growth of the Internet and other online services generally, and the Web in particular, especially as a means of conducting commercial transactions. To the extent that activities of the

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Company involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage the Company's reputation and expose the Company to a risk of loss or litigation and possible liability. There can be no assurance that the Company's security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on the Company's business, results of operations and financial condition.

(j)  Risks Associated with Acquisitions

If appropriate opportunities present themselves, the Company would acquire businesses, technologies, services or product(s) that the Company believes are strategic.

The Company currently has no understandings, commitments or agreements with respect to any other material acquisition and no other material acquisition is currently being pursued. There can be no assurance that the Company will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired business, technology, service or product(s) into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company's business. Moreover, there can be no assurance that the anticipated benefits of any acquisition will be realized. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's business, results of operations and financial condition. Any future acquisitions of other businesses, technologies, services or product(s) might require the Company to obtain additional equity or debt financing, which might not be available on terms favorable to the Company, or at all, and such financing, if available, might be dilutive.

(k) Risks Associated With International Operations

A component of the Company's strategy is to offer its products online to international customers. Expansion into the international markets will require management attention and resources. The Company has limited experience in localizing its service, and the Company believes that many of its competitors are also undertaking expansion into foreign markets. There can be no assurance that the Company will be successful in expanding into international markets. In addition to the uncertainty regarding the Company's ability to generate revenues from foreign operations and expand its international presence, there are certain risks inherent in doing business on an international basis, including, among others, regulatory requirements, legal uncertainty regarding liability, tariffs, and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, different accounting practices, problems in collecting accounts receivable, political instability, seasonal reductions in business activity and potentially adverse tax consequences, any of which could adversely affect the success of the Company's international operations.

To the extent the Company expands its international operations and has additional portions of its international revenues denominated in foreign currencies, the Company could become subject to increased risks relating to foreign currency exchange rate fluctuations. There can be no assurance that one or more of the factors discussed above will not have a material adverse effect on the Company's future international operations and, consequently, on the Company's business, results of operations and financial condition.

2)  Distribution Methods of the Products and Services

The Company will be significantly dependent on a number of third-party relationships to supply product(s), to increase website traffic to the Company's website. The Company is generally dependent on other Web site operators that provide links to Global Boulevard International, Inc.

The Company does not have any agreements with any Web site operators that provide links to Global Boulevard International, Inc., and, if the Company can established such links the other Web site operators may terminate such links at any time without notice to the Company. There can be no assurance that third parties will regard their relationship with the Company as important to their own respective businesses and operations.

There can be no assurance that the Company will ever develop a relationships with third parties that supply the Company with links to their Web site. In particular, the elimination of a pre-installed bookmark on a Web browser that directs traffic to the Company's Web site could significantly reduce traffic on the Company's Web site, which would have a material adverse effect on the Company's business, results of operations and financial condition. Additionally, at this time, the Company has not entered into any agreements with any suppliers to ship and provide products.

3) Status of Any Announced New Product or Service

Global Boulevard International, through its global transaction centers, plans to provide a full range of capabilities that companies conducting international trade need to strengthen the bonds that exist between themselves and their customers around the world. Through this company International Business Corporations (IBC's) are formed and serviced on an annual basis. The revenues generated from this business are derived from the initial fee for forming the company, along with an annual custodial fee. As these companies are the vehicles through which business is conducted within the tax-neutral domicile, they are a necessity of all the clients of the Global Transaction Centers.

The Company plans to develop a trust management services capability that will function in a similar manner as it does for corporate services. The formation and administration of trusts will be the starting point for Global Boulevard International's "Global Asset Management System" and all the various investment, portfolio management, and estate planning services which will be plugged-in to the on-line operating system.

The Company plans to offer their clients financial and merchant facilities in any currency; multilingual translation services that eliminate language barriers; database collection and management systems, as well as marketing tools that allow customized interaction customer by customer.

The Company's strategy is analogous to what multi-national companies have employed in order to manage and optimize their corporate operating expenses and profits. In establishing a new Internet-based company, the Company plans to offer services which establish domiciles in a tax-neutral location. Internet-based companies can therefore be selective in the jurisdiction under which their sales and profits are booked and taxed through utilization of Global Boulevard International's global transaction center.

GOBO plans to offer an Internet-based business owner, a global transaction center that provides key elements in complying with the requirements that the location of the sale actually occurs within a tax-neutral domicile.

In addition to providing the hosting portal for Internet-based businesses in a tax-neutral domicile, Global Boulevard International plans to provide the tools required for those businesses to maximize their effectiveness in truly serving the global marketplace.

GOBO has identified the essential elements required by Internet-based companies to operate within this incessantly new global marketplace and complements them with an array of value-added components. Through facilitation of a totally secure transaction center that provides the financial tools required for on-line buying, selling and banking activities, the business operator can conduct their Internet-based business from anywhere in the world, via computer, with total effectiveness and security.

Transaction Based Revenue Model

The Company anticipates the projected revenues for the Global Transaction Center, will come from the total merchant transactions booked through its facilities. The gross margins and profitability of those transaction revenues will be determined by a number of factors, including; underlying bank charges, volume of transactions, risk of purchases, and competitive rate pricing pressures. The Company expects to realize 0.5 to 1 percent on each transaction processed.

In early discussions with banking officers it was determined that there was a significantly large and unmet need to provide hosted facilities for their own clients. Paralleling in effect the techniques and strategies which have hitherto been available only to multinationals in their tax minimization efforts. The tax-neutral domicile of international e-commerce offers a level playing field to all prospective participants.

Such realization has led to a marketing strategy of not only servicing these client companies who already are tax-neutrally domiciled, but to also to solicit such target companies located within national markets who may wish to use the Internet as their international sales channel. It is therefore quite appropriate that a Brazilian, Spanish, Hong Kong or American company would want avail themselves of such a transaction portal, as they become increasingly aware of its manifold advantages.

In predicting the estimated revenues of our Global Transaction Centers we have looked at a wide variety of business models that would, in time, seek to utilize these facilities. For instance, there are currently billions of dollars of transactions conducted by the offshore financial sector on behalf of their clients. Most of these businesses will soon be inevitably transposing their activities to an Internet platform as the world becomes wired up and many, if not most, will seek a tax-neutral presence where a transaction host will be an essential requirement for such international business activities.

The last five years has seen the emergence of Internet-based companies whose market valuations make them worth, at least a current market levels, equal to
or greater than the traditionally leading companies in their industry.   Until
the advent of the Internet, these industry leaders had been the dominant players their particular fields and generally still exceed the new Internet upstarts in revenues and profits. However, as companies such as Microsoft have shown, revenues and profitability can be extraordinary as the new business model moves into broad market penetration.

It is very conceivable that there will be new Internet companies in the future that decide to be primarily situated from the beginning within a tax-neutral domicile, as the medium allows the first true departure from bricks and mortar. These companies will most certainly be likely candidates for the Global Transaction Centers.

Operationally, the use of the Global Transaction Center's facilities is simply a matter of directing the purchaser's order from the website to the transaction center's server. This means that the Internet-based business will not be required to do anything different in designing or hosting their website, other than providing for this one essential functional aspect.

The development of an investment and advisory component to the Global Boulevard International e-commerce platform is a natural complement to addressing the needs and requirements of its marketplace. For a new business owner who wants to manage their capital reserves or an already existing IBC that needs more efficient execution of their trading activities, the use of state-of-the-art Internet tools is essential.

Global Management Services will provide access to advisors who are extremely qualified in the strategic business and legal aspects that must be considered in structuring a person's and businesses' international planning and corporate formation. As each business situation has its own unique considerations, there are clear advantages to be able to offer clients such advisory facilities on a "in-house" basis.

In determining the potential value of this advisory business to the overall revenues of Global Boulevard International it is probable that the total volume of revenues maybe small compared to other areas of the business. However, the intrinsic value will be substantial to insuring the highest quality service to clients.

An important component of the new Internet model of marketing is database collection, management and customer profiling. The Company plans to offer marketing services with an in-depth understanding of shoppers and buyers. The Internet provides an unparalleled way to capture customer data as they interact with through a website. This requires the proper "back-end" systems to be in place. Through Worldwide Marketing, the Company's clients will have access to leading edge solutions to both capturing this information and then utilizing it to develop cost-effective marketing and customer service programs.

Global Strategic Partnerships

An important development of the new Internet economy is the rise of the interconnected enterprise. An e-commerce facility or portal such as Global Boulevard International plans to provide the fundamental operating environment for the global e-commerce company, value-added resources that contribute to the overall success of that enterprise are critically important.

Internet marketing program development involves implementing link exchanges, affiliate and strategic relationships, as well as many other techniques for generating greater traffic to a website. The use of these and many other Internet-based tools contribute to the quality and value of the business experience of the customer who is on-line with you.

In a global marketplace, limitations of time and space only exist for those who do not provide for customers who may not speak the same language, use the same currency, or share the same cultural context. These are the challenges and opportunities that the Internet-based business must address in successfully meeting the requirements of their potential and actual customers.

Global Boulevard International is based upon a realizable vision of what an interconnected world will be like in the future. Rather than thinking only within the "box" of our own business and limiting ourselves to the particular set of capabilities we may have in-house, ours will be an open system where we take the best available and find ways to integrate them into the resources offered to their clients.

Interconnectedness is the model and realization of the new global reality. Global Boulevard International is built upon this vision and it guides the integrated systems design underlying the many diverse components it has brought together. Strategic partnerships are an integral part of the Global Boulevard International business model and represents the spirit that inspires its organization.


4)  Industry Background

Global commerce and the online exchange of information is new and evolving, it is difficult to predict with any assurance whether the Web will prove to be a viable commercial marketplace in the long term. The Web has experienced, and is expected to continue to experience, significant growth in the numbers of users and amount of traffic. To the extent that the Web continues to experience increased numbers of users, frequency of use or increased bandwidth requirements of users, there can be no assurance that the Web infrastructure will continue to be able to support the demands placed on it by this continued growth or that the performance or reliability of the Web will not be adversely affected.

Industry estimates that spending on Internet advertising in the United States will grow from $940 million in 1997 to $7.7 billion in 2002. The Internet has become a compelling advertising vehicle that provides advertisers with targeting tools not available from traditional advertising media. The interactive nature of the Internet and the development of "click-through" advertising banners and other feedback tools enable advertisers to measure impression levels, establish a dialogue with users and receive "real-time" direct feedback from their target markets.

Such feedback provides advertisers with an effective means to measure the attractiveness of their offerings among targeted audiences and make modifications to their advertising campaigns on short notice. Community sites are generally able to provide advertisers significantly more information regarding consumers than other Web sites because they collect detailed demographic data and facilitate the development of user-created affinity groups. The ability to target advertisements to broad audiences, specific regional populations, affinity groups or individuals makes community Web site advertising a highly versatile and effective tool for delivering customized and cost-effective messages. One indicator of the Internet's popularity as an advertising medium is the growing number and diversity of Internet advertisers.

Most early Internet advertisers were technology and Internet-related companies. Today, a growing number of Internet advertisers consist of traditional, consumer product and service companies. The diverse audience of users accessing community sites has made such sites especially attractive to consumer product and service companies advertising on the Internet. The Company believes that this trend should continue, and that a wide variety of companies outside the technology and Internet industries, such as financial services, consumer goods, automotive and pharmaceutical companies, are or will be increasingly using the Internet, and community sites in particular, to advertise.

Furthermore, the Web has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and could face such outages and delays in the future, including outages and delays resulting from the inability of certain computers or software to distinguish dates in the 21st century from dates in the 20th century. These outages and delays could adversely affect the level of Web usage and also the level of traffic for Global Boulevard International, Inc. In addition, the Web could lose its viability due to delays in the development or adoption of new development or adoption of new standards and protocols to handle increased levels of activity or due to increased governmental regulation.

The Internet allows marketers to collect meaningful demographic information and feedback from consumers, and to rapidly respond to this information with new messages. This offers a significant new opportunity for businesses to increase the effectiveness of their direct marketing campaigns. In traditional media, a significant portion of all advertising budgets are spent on direct marketing because of its effectiveness. However, the effectiveness of direct marketing campaigns is dependent upon the quality of consumer data used to develop and place complementary products, services or facilities are developed and the Web becomes a viable commercial marketplace in the long term, the Company might be required to incur substantial expenditures in order to adapt its products to changing Web technologies, which could have a material adverse effect on the Company's business, results of operations and financial condition.


(a) E-Commerce and Direct Marketing.

The Internet has become a significant marketplace for buying and selling goods and services. Industry estimates that the amount of goods or services purchased in online consumer transactions will grow from approximately $2.6 billion in 1997 to approximately $37.5 billion in 2002. Improvements in security, interface design and transaction-processing technologies have facilitated an increase in online consumer transactions. Early adopters of such improvements include online merchants offering broad product catalogs (such as books, music CDs and toys), those seeking distribution efficiencies (such as PCs, flowers and groceries) and those offering products and services with negotiable pricing (such as automobiles and mortgages). The Company believes that as the volume of online transactions increases, traditional retailers will offer a wide variety of products and services online. The Company believes that online companies provide businesses an opportunity to link Internet customers with like interests. The Internet allows marketers to collect meaningful demographic information.

The Company's business strategy relies on advertising by and agreements with other Internet companies. Any significant deterioration in general economic conditions that adversely affected these companies could also have a material adverse effect on the Company's business, results of operations and financial condition.

5)  Raw Materials and Suppliers

The Company is a Internet e-Commerce business, and thus does not use any raw materials or have any principal suppliers of raw materials.

6) Customers

The Company believes that establishing and maintaining brand identity for its services is a critical aspect of its efforts to attract new customers, Internet and commerce relationships. In order to attract new customers, and commerce vendors, and in response to competitive pressures, the Company intends to make a commitment to the creation and maintenance of brand loyalty among these groups. The Company plans to accomplish this, although not exclusively, through advertising its Web site through the various search engines, through other Web sites, marketing its site to businesses/customers through e-mail, online media, and other marketing and promotional efforts.

There can be no assurance that brand promotion activities will yield increased revenues or that any such revenues would offset the expenses incurred by the Company in building its brands. Further, there can be no assurance that any new users attracted to Global Boulevard International, Inc. will conduct transactions over Global Boulevard International, Inc. on a regular basis. If the Company fails to promote and maintain its brand or incurs substantial expenses in an attempt to promote and maintain its brand or if the Company's existing or future strategic relationships fail to promote the Company's brand or increase brand awareness, the Company's business, results of operations and financial condition would be materially adversely affected.

7) Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements, or Labor Contracts

The Company regards substantial elements of its future Web site and underlying infrastructure and technology as proprietary and attempts to protect them by relying on trademark, service mark, copyright and trade secret laws and restrictions on disclosure and transferring title and other methods. The Company plans to enter into confidentiality agreements with its future employees, future suppliers and future consultants and in connection with its license agreements with third parties and generally seeks to control access to and distribution of its technology, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's proprietary information without authorization or to develop similar technology independently.

Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in Internet-related businesses are uncertain and still evolving, and no assurance can be given as to the future viability or value of any of the Company's proprietary rights. There can be no assurance that the steps taken by the Company will prevent misappropriation or infringement of its proprietary information, which could have a material adverse effect on the Company's business, results of operations and financial condition. Litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation might result in substantial costs and diversion of resources and management attention. Furthermore, there can be no assurance that the Company's business activities will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against the Company, including claims that by directly or indirectly providing hyperlink text links to Web sites operated by third parties. Moreover, from time to time, the Company may be subject to claims of alleged infringement by the Company or service marks and other intellectual property rights of third parties. Such claims and any resultant litigation, should it occur, might subject the Company to significant liability for damages, might result in invalidation of the Company's proprietary rights and, even if not meritorious, could result in substantial costs and diversion of resources and management attention and could have a material adverse effect on the Company's business, results of operations and financial condition.

8)  Regulation

The law relating to the liability of online companies is currently unsettled. It is possible that claims could be made against online e-Commerce companies under both United States and foreign law for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their Web site. Several private lawsuits seeking to impose such liability upon other online companies are currently pending.

9)  Effect of Existing or Probable Government Regulations

Government legislation has been proposed that imposes liability for or prohibits the transmission over the Internet of certain types of information. The imposition upon the Company and other online providers of potential liability for information carried on or disseminated through their services could require the Company to implement measures to reduce its exposure to such liability, which may require the Company to expend substantial resources and/or to discontinue certain service offerings. In addition, the increased attention focused upon liability issues as a result of these lawsuits and legislative proposals could impact the growth of Internet use.

The Company does not believe that such regulations, which were adopted prior to the advent of the Internet, govern the operations of the Company's business nor have any claims been filed by any state implying that the Company is subject to such legislation. There can be no assurance, however, that State government will not attempt to impose these regulations upon the Company in the future or that such imposition will not have a material adverse effect on the Company's business, results of operations and financial condition. Several States have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also recently settled a proceeding with one online service regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new legislation, could create uncertainty in the marketplace that could reduce demand for the services of the Company or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a material adverse effect on the Company's business, results of operations and financial condition. In addition, because the Company's services are accessible worldwide, and the Company may facilitate sales of goods to users worldwide, other jurisdictions may claim that the Company is required to qualify to do business as foreign corporation in particular state or foreign country.

Due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Although sections of the Communications Decency Act of 1996 (the "CDA") that, among other things, proposed to impose criminal penalties on anyone distributing "indecent" material to minors over the Internet, were held to be unconstitutional by the U.S. Supreme Court, there can be no assurance that similar laws will not be proposed and adopted. Certain members of Congress have recently discussed proposing legislation that would regulate the distribution of "indecent" material over the Internet in a manner that they believe would withstand challenge on constitution law. Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to the Company's business, for third-party activities and jurisdiction. The adoption of new laws or the application of existing laws may decrease the growth in the use of the Internet, which could in turn decrease the demand for the Company's services, increase the Company's cost of doing business or otherwise have a material adverse effect on the Company's business, results of operations and financial condition.

The Company does not believe that such regulations, which were adopted prior to the advent of the Internet, govern the operations of the Company's business nor have any claims been filed by any state implying that the Company is subject to such legislation. There can be no assurance, however, that State government will not attempt to impose these regulations upon the Company in the future or that such imposition will not have a material adverse effect on the Company's business, results of operations and financial condition.

10) Research and Development Activities

The Company, among other things, plans to develop and market its Web site, enhance its services, implement and execute its business and marketing strategy successfully, continue to develop and upgrade its technology and information-processing systems, meet the needs of a changing market, provide superior customer service, respond to competitive developments and attract, integrate, retain and motivate qualified personnel provided the company can generate sales and profit.

The Company also needs to develop and identify services that achieve market acceptance by its users and e-Commerce customers. There can be no assurance that any Internet company, including GOBO, will achieve market acceptance. Accordingly, no assurance can be given that the Company's business model will be successful or that it can sustain revenue growth or be profitable. The market for Internet products is new, rapidly developing and characterized by an increasing number of market entrants. As is typical of any new and rapidly evolving market, demand and market acceptance for recently introduced products are subject to a high level of uncertainty and risk. Moreover, because this market is new and rapidly evolving, it is difficult to predict its future growth rate, if any, and its ultimate size. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if the Company's products do not achieve or sustain market acceptance, the Company's business, results of operation may be materially and adversely affected.

There can be no assurances the Company will be successful in accomplishing all of these things, and the failure to do so could have a material adverse effect on the company's business, results of operations and financial condition.

11)  Impact of Environmental Laws

The Company is not aware of any federal, state or local environmental laws which would effect is operations.

12)  Employees

The Company currently has three (3) employees: one President, a Chief
Financial Officer and a Director of Marketing, all three individual
serve on the Board of Directors.   The Company has no intention at this time to
add employees.

(i) The Company's performance is substantially dependent on the performance of its Chairman of the Board and Chief Executive Officer, Parker David Dale. In particular, the Company's success depends on his ability to develop, design and market the company's Web site and services through the various Internet search engines.

(ii) The Company does not carry key person life insurance on any of its personnel. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the business, results of operations and financial condition of the Company. The Company's future success also depends on its ability to retain and attract highly qualified technical and managerial personnel.

(iii) There can be no assurance that the Company will be able to retain its key managerial and technical personnel or that it will be able to attract and retain additional highly qualified technical and managerial personnel in the
future.   The inability to attract and retain the technical and managerial personnel necessary to support the growth of the Company's business, due to, among other things, a large increase in the wages demanded by such personnel, could have a material adverse effect upon the Company's business, results of operations and financial condition.

13)  Year 2000 Implications

The Year 2000 issue is the potential for system and processing failures of date-related data and the result of computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transaction The Company may be affected by Year 2000 issues related to non-compliant information technology ("IT") systems or non-IT systems operated by the Company or by third parties.

Company has not completed any assessment of internal and external (third-party) IT systems and non-IT systems. At this point, the Company is not currently aware of any Year 2000 problems relating to systems operated by the Company or by third parties that would have a material effect on the Company's business, results of operations or financial condition, without taking into account the Company's efforts to avoid such problems. Based on its assessment to date, the Company does not anticipate that costs associated with remediating the Company's non-compliant IT systems or non-IT systems will be material, although there can be no assurance to such effect.

Such a failure could prevent the Company from operating its business, prevent users from accessing the Company's Web site, or change the behavior of advertising customers or persons accessing the Company's Web site.

The Company believes that the primary business risks, in the event of such failure, would include, but not be limited to, lost of potential revenues, increased operating costs, loss of customers or persons accessing the Company's Web site, or other business interruptions of a material nature, as well as claims of mismanagement, misrepresentation, or breach of contract, any of which could have a material adverse effect on the Company's business, results of operations and financial condition.

14)  The Industry & Potential Effect on the Company's Plan of Operations

The rapid adoption of the Internet as a means to gather information, communicate, interact and be entertained, combined with the vast proliferation of Web sites, has made the Internet an important new mass medium. Industry estimates that the number of Web users exceeded 68 million in 1997, and will grow to over 319 million by 2002. The Internet enables advertisers to target advertising campaigns utilizing sophisticated databases of information on the users of various sites. As a result, the Internet has become a compelling means to advertise and market products and services. With the volume of sites and vast abundance of information available on the Internet, users are increasingly seeking an online home where they can interact with others with similar interests and quickly find information, products and services related to a particular interest or need.

These community sites offer a single location where users can build their personal Web sites and place them among the sites of others having similar interests. In addition, community sites generally offer services including access to e-mail accounts, chat rooms, news, and entertainment services, among other features. By satisfying the needs of its users, communities seek to establish a close relationship with their audience. As a result, the Company believes that users tend to be loyal to and spend more time online at community sites. The Company hopes to advertise their products at these community sites.

The market for Internet products and services is characterized by rapid technological developments, evolving industry standards and customer demands, and frequent new product introductions and enhancements. These market characteristics are exacerbated by the emerging nature of the market and the fact that many companies are expected to introduce new Internet products and services in the near future. The Company's future success will depend in part on its ability to continually improve the performance, features and reliability of the site in response to both evolving demands of the marketplace and competitive product and service offerings; and, there can be no assurance that the Company will be successful in doing so. Accordingly, the Company's future success will depend on its ability to adapt to rapidly changing technologies, to adapt to evolving industry standards and to continually improve the performance, features and reliability of its service in response to competitive service and product offerings and evolving demands of the marketplace. The failure of the Company to adapt to such changes would have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures by the Company to modify or adapt its services or infrastructure, which could have a material adverse effect on the Company's business, results of operations and financial condition.

15) Present Licensing Status

None -- Not Applicable.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

All statements, trend analysis and other information contained in this Registration relative to markets for the Company's products and trends in revenues, gross margin and anticipated expense levels, as well as other statements including words such as "believe," "anticipate," "expect," "estimate," "plan" and "intend" and other similar expressions, constitute forward-looking statements. Those forward-looking statements are subject to business and economic risks, and the Company's actual results of operations may differ from those contained in the forward-looking statements.
The following discussion of the financial condition and results of operations of the Company should also be read in conjunction with the Financial Statements and Notes related thereto included elsewhere in this Registration.

                              Item 2

Item 2.  Management's Discussion and Analysis or Plan of Operation

A. Management's Plan of Operation

1) From April 16, 1998 (date of inception) through August 31, 1999, the Company incurred a net loss of $145,586.00. It has yet to receive any revenues from operations.

An original stock offering was made in reliance upon an exemption from the registration provisions of Section 5 of the Securities Act of 1993, as amended, pursuant to Regulation D, Rule 504, of the Act. On March 16,
1999, founding shareholder purchased 1,000,000 shares of the Company's authorized but unissued treasury stock for cash and assets. Additionally, on April 5, 1999, the Company completed an offering of five hundred thousand shares (500,000) at $0.10 (ten cents) of the Common Stock of the Company to approximately 40 unaffiliated shareholders. The Company raised fifty thousand ($50,000) dollars through this offering. This offering was made in reliance upon an exemption from registration provisions 4(2) of the Securities Act of 1933, as amended, pursuant to Regulation D, Rule 504 of the Act. As of April 5, 1999, the Company has one million five hundred thousand (1,500,000) shares of its $0.001 par value common voting stock issued and outstanding which are held by approximately forty-one (41) shareholders of record, including the company's founder. Management fully anticipates that the proceeds from the sale of all of the Common Shares sold in the offering delineated above will be sufficient to provide the Company's capital needs for the next twelve (12) months. If the Company cannot generate sufficient revenues or raise money in the next 12 months, it is most likely the company will not be able to stay in business.

Global Boulevard International, Inc. is a developmental stage company. It does not anticipate any revenues until it can build a customer base for its services.

The Company currently does not have enough available funds to meet its anticipated needs for working capital, capital expenditures and business expansion. The Company plans to conduct a 505 Private Placement Offering to raise funds to meet its anticipated needs. The Company will continue to experience negative operating cash flow for the foreseeable future as a result of significant spending on infrastructure.

The Company will need to raise additional funds in order to fund expansion, develop new or enhanced services or products, respond to competitive pressures or acquire complementary products, businesses or technologies, any additional funds raised through the issuance of equity or convertible debt securities, the percentage ownership of the stockholders of the Company will be reduced, stockholders may experience additional dilution and such securities may have rights, preferences or privileges senior to those of the
Company's Common Stock.   The Company does not currently have any contractual
restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations. Any such indebtedness could contain covenants which would restrict the Company's operations. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to continue in business, or to a lessor extent not be able to take advantage of acquisition opportunities, develop or enhance services or products or respond to competitive pressures.

2) No engineering, management or similar report has been prepared or provided for external use by the Company in connection with the offer of its securities to the public.

3) Management believes that the Company's future growth and success will depend on its ability to find products and suppliers who will permit such products to be sold over the Internet, and to find customers for these products. The Company expects to continually evaluate its potential products to determine what additional products or enhancements are required by the Internet marketplace. The Company does not plan to develop products internally, but find suppliers who would be willing to sell, market or license their products through the Company. This can help avoid the time and expense involved in developing actual products.

The Company has yet to incur any research and development costs April 16, 1998 (date of inception) through August 31, 1999. The only research and development the Company plans to incur in finding suitable services which offer the Company potential for revenues and profits, as the Company markets these services through their Web site.

4) The Company currently does not expect to purchase or sell any of its equipment, since it owns no equipment. The computer equipment to be utilized is equipment owned by the Officers of the Company.

B.  Segment Data

     As of August 31, 1999, no sales revenue has been generated by the Company. Accordingly, no table showing percentage breakdown of revenue by business segment or product line is included.

Item 3.  Description of Property

A.  Description of Property

The address of the principal office is:  403 East 58th Street, 4th Floor,
New York, New York  10022.   One of the Officers of the Company is providing
office space and computer use at no cost to the Company.

Management believes that this is currently suitable for the Company's needs for the next twenty-four (24) months.

Item 4.  Security Ownership of Management and Certain Security Holders

A.  Security Ownership of Management and Certain Beneficial Owners

The following table sets forth information as of the date of this Registration Statement certain information with respect to the beneficial ownership of the Common Stock of the Company concerning stock ownership by
(i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by the Company to own beneficially more than five percent (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.


Title      Name & Address                     Amount of        Percent
of         of Beneficial                      shares           of
Class      Owner of Shares       Position     held by Owner    Class
------     ---------------       --------     -------------    -------


Common   Parker David Dale       Chairman/
                                 CEO          4,500,000 (1)     42.1%

None     Yvette Harrison         CFO          None               0.0%


None     Louise Anna Quinn       Mktg Dir.    None               0.0%

---------------------------------------------------------------------

All Executive Officers and
    Directors as a Group (3 persons)          4,500,000         42.1%



(1) Parker David Dale, has a family trust i.e., The Temple Trust, Box 731, Daly Building, Prince William Street, Charlestown, Nevis, W.I., which beneficially holds 4,500,000 shares of common stock.

B.  Persons Sharing Ownership of Control of Shares

The Temple Trust (address above) owns 42.1 percent of the common stock, no one else owns or shares the power to vote ten percent (10%) or more of the Company's securities.

C.  Non-voting Securities and Principal Holders Thereof

The Company has not issued any non-voting securities.

D.  Options, Warrants and Rights

There are no options, warrants or rights to purchase securities of the Company.

E.  Parents of Issuer

Under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of the issuers of common stock, the Company has no parents.

Item 5.  Directors, Executives, Officers and Significant Employees

The names, ages and positions of the Company's directors and executive officers are as follows:



Name                         Age              Position
--------                    ------           ----------
Parker David Dale            45              Chariman of the Board/CEO

Louise Anna Quinn            44              President/and COO

Yvette Harrison              34              Chief Financial Officer and
                                             Director


B.  Work Experience

Parker David Dale -- Chairman of the Board, Chief Executive Officer.

Parker David Dale has over twenty years experience in the development of innovative high-technology companies. In 1978, he founded the family-based investment-banking firm of Daleco Securities in Newport Beach, California. The firm specialized in funding the commercial development of breakthrough technologies, primarily in conjunction with major research institutions in the United States. These included: Interactive Visual Systems (Georgia Institute of Technology), Intelligent Gas Sensors (Carnegie-Mellon Research Institute) and Biochemistry (Stanford Research Institute). At Daleco, he functioned as Executive Vice President, Director of Investments, and was responsible for the selection and structuring of the investment portfolio.

In 1986, Parker established a new company, The Holyoke Group, to facilitate several of the portfolio technology companies he had founded to access the public equity markets. In 1989, he expanded The Holyoke Group's activities by forming a partnership with a large Hong Kong investment group, The Sing Tao Group, to focus on international joint ventures. In 1991, he moved to London, England and began activities relating to the non-profit field and research.

Returning to Southern California in 1994, Parker started an advanced environmental technologies company, Ecologica, which specializes in applying new solutions to the problems of treating water and wastewater throughout the world. In 1996, he co-founded a venture capital fund to pursue business opportunities relating to the Internet.

In 1998, he moved to New York City and began work on the establishment the financial services/e-commerce entities now grouped under the Global Boulevard International umbrella.

Parker has three teenage children and resides full time in New York City. He graduated from the University of California at Irvine.


Louise Anna Quinn -- President and Chief Operating Officer

1999-present - Global Boulevard International Inc., Chief Operating
Officer.

1996-1998- Seagate Software, Vancouver, BC, Manager eBusiness Group Contributed to the research and development of the websites information architecture, concept and site design, production of graphic elements, programming, site testing and deployment.

Accomplishments include launching version 1 and version 1.5 of the main website, version 1 of the Seagate Software Online Store and version 1 of localized sites for UK, Germany and Japan.

1993- 1997  REALM Communications, Vancouver, BC, Integrated Media
Manager, Internet and multimedia-based investor relations, marketing/ corporate communications and adult learning. Clients include: CP Forest Products, Stone Consolidated, Sprint Canada, BCE mobile, BCE Inc. Vancouver City Savings Credit Union, Nortel, Chevron Canada

Account Executive and Project Manager for the following selection of multimedia projects:

BC Tel Advanced Communications, http://www.bctel.net/biz/bcshock1.html, produced the Shockwave module for the Internet site as well as the multimedia presentation for the January 1996 launch of the New Internet Services for Business.

NORTEL - NSM, the network services management division of NORTEL
(NorthernTelecom), required a series of multimedia tools that would simulate their hi-end Unix network management software, as well as help position their products, and showcase the solutions.

Sprint Canada, http://www.sprintcanada.ca, produced a bilingual site French and English

Forest Alliance of BC, http://www.realm.ca/forest

Canadian Pulp & Paper Association, produced a bilingual site French and
English

Endeavor, Internet Auction http://biz.bctel.net/endeavour. Conceived, developed, and maintained a fully automated, interactive program for fund raising on the Internet's World Wide Web. BCTEL and BCTEL Advanced Communications sponsor this site.

1991-1993 Greater Vancouver Regional District, Burnaby, BC
Information Systems department, Communication & Education Consultant. Reviewed and revised all education and training programs based on both external market and internal developments. Projects included:

o Project leader for the implementation and training of Email.
o Started User Group meetings and Early Bird training for senior management
o Planned and executed interactive budget planning workgroup sessions with the GVRD staff and Mayors
o Planned and managed an Open House to showcase to employees and the public, GVRD's Information Systems for Waste Water Treatment, Air Quality Control, Hospital and Parks Planning.

1986-1990 Molson Breweries of Canada and The Molson Companies Limited, Head Office, Toronto Ontario, Supervisor, End-User Computing Responsible for buying on a cost-justified basis computer hardware and Software for approximately 600 users. Researched and developed an education, training and end-user support program for Molson Breweries employees in Canada and the US.

LANGUAGES
Fluent in French and English

Education
1985-1987      Business Diploma, Ryerson Polytechnical Institute,
               Toronto
1983-1985      Computerized Business Systems Certificate
               Ryerson Polytechnical Institute, Toronto

1960--1979     McGill Contemporary Dance Theater, McGill, Montreal,
               Quebec:
               Ballet, Jazz, Modern Dance, Choreography
               Martha Graham School of Dance, Montreal, and Quebec:
Modern
               Dance Les Ballets Jazz de Montreal, Montreal, Quebec:
Jazz
               Ballet

Yvette Harrison -- Chief Financial Officer

1999 - Present, Global Boulevard International Inc., Chief Financial
Officer.

1998 - Present, Finance Officer, reporting to Vice President, Ecotrust
Canada, Vancouver, B.C., Canada. Ecotrust Canada is a private, nonprofit Organization promoting conservation-based development as the means to a conservation economy in the coastal temperate rain forest of British Columbia.

1997 - Present, Director and Chief Financial Officer Romba Investment Groups, Inc., Tortola, British Virgin Islands. Romba Investment Group, Inc. is providing financial and management services to its subsidiary, Romba Drywall, s.r.o. incorporated in Czech Republic. Romba Drywal s.r.o. is Manufacturing company producing Ready-Mix products. Romba Drywall s.r.o. is now in its second year of production.

1993-1998, Controller, reporting to CEO, Cranefield International, Inc.,
West Vancouver, Canada. Cranefield International, Inc. (listed on VSE) was a timber based forest products company specializing in timberland management, international marketing and the manufacturer of wood products. The company was re-structured in early 1998.

1992 - 1994, Controller, Western Timbermen, Ltd., West Vancouver, B.C.

1991 - 1992, Assistant Controller, Qualidux Internation, A Diovision of Golden Tree Enterprises, Inc., North Vancouver, B.C.

1987 - 1991, Accountant, L& J Chobot, Inc. (Public Practice), North Vancouver, B.C.

1986 - 1987, Accounting clerk, Gescan Co. Vancouver, B.C.

1983 - 1985, Programmer, University of Agriculture, Brno, Czech
Republic.

Education:

1979-1983 -- Four year School of Commerce, Brno, Czech Republic.

1986 - Burnaby Career Centre, Ltd., Computer and secretarial training, Vancouver, B.C.

1991 - British Columbia Institute of Technology, Financial Management Professional Accounting Option, Vancouver, B.C.

1999 - Canadian Securities Course

1999 - Simon Fraser University, Financial Planning

1999 - Certified General Accountant Association of B.C. (CGA) (5th level)


Item 6.  Remuneration of Directors and Executive Officers

(1)  Compensation of Executive Officers

No Officer of the Company was compensated for the period from April 16, 1998 to April 12, 1999 for any service provided as an Officer. Compensation is based solely on bringing business to the Company.

(2) Compensation of Directors

There were no arrangements pursuant to which any director of the Company was compensated for the period from April 16, 1998 to August 31, 1999 for any service provided as a director. In addition, no such arrangement is contemplated for the foreseeable future as the Company's only directors are its current executive officers.

Item 7.  Certain Relationships and Related Transactions

There have been no transactions since the beginning of fiscal year 1998, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000, and in which any of the officers, or directors, or holders of over 5% of the Company's stock have or will have any direct or indirect material interest. The Company does not currently have any policy toward entering into any future transactions with related parties.

                                PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS OF THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

A.	Market Information

(1) The Company's common stock is listed and trading on the NASDAQ Over The Counter Bulletin Board under trading symbol GOBO.

CERTAIN MARKET INFORMATION

The Company's Common Stock is traded on the OTC Bulletin Board under the symbol "GOBO" and commenced its trading under that symbol on December 15, 1998, under the original trading symbol "RGAG".
The following table sets forth the high and low bid quotations for the Common Stock for the periods indicated. These quotations reflect prices between dealers, do not include retail mark-ups, mark-downs, and commissions and may not necessarily represent actual transactions. These bid quotations have not been adjusted retroactively by any stock split.

                                         Common Stock
PERIOD                              HIGH             LOW
------                              ----             ---
Calendar Year 1998
------------------
Fourth Quarter ended 12/31/99       $0.00            $0.00

Calendar Year 1999
------------------
First Quarter ended 3/31/99         $0.75            $0.05
Second Quarter ended 6/30/99        $0.50            $0.05
July 1 - August 31, 1999            $0.50            $0.05


(2)(i) There is currently no Common Stock which is subject to outstanding options or warrants to purchase, or securities convertible into, the Company's Common Stock.

(ii)	There is currently no common Stock of the Company which could be sold under Rule 144 under the Securities Act of 1933, as amended, or that the registrant has agreed to register for sale by the security holders.

(iii)	There is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.


B.  Holders

As of August 31, 1999, the Company has approximately forty-seven (47) stockholders of record. Penny Stock Regulation Broker-dealer practices in connection with transactions in "Penny Stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risk associated with the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. When the Registration Statement becomes effective and the Company's securities become registered, the stock will likely have a trading price of less than $5.00 per share and will not be traded on any exchanges.
Therefore, the Company's stock will become subject to the penny stock rules and investors may find it more difficult to sell their securities, should they desire to do so.

C.  Dividend Policy

The Company has not paid any dividends to date. In addition, it does not anticipate paying dividends in the immediate foreseeable future. The Board of Directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and such other factors as the board may deem relevant.

D.  Reports to Shareholders

The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E.  Transfer Agent and Registrar

The Transfer Agent for the shares of common voting stock of the Company is Shelley Godfrey, Pacific Stock Transfer Company, 5844 S. Pecos, Suite D, Las Vegas, Nevada 89120 (702) 361-3033.


Item 2.   Legal Proceedings

The Company is not currently involved in any legal proceedings nor does it have knowledge of any threatened litigation.

Item 3.  Recent sale of Unregistered Securities

The Amended Articles of the Company authorized the issuance of one hundred million (100,000,000) shares of Common stock at par value of $0.001 per share and no shares of Preferred stock.

The Registrant was incorporated on April 16, 1998, in the state of Nevada under the name Registered Agents of Southern Nevada, Inc. On March 25, 1999 the Company changed its name to Global Boulevard International, Inc. In connection with its formation, a total of 1,000,000 shares of its common stock were purchased by its founder of the Company, on March 16, 1999. Between March 20 and April 4, 1999, the Company sold Five Hundred Thousand (500,000) shares of its common stock in connection with a public offering at a price of $0.10 per share.

On September 30, 1998, the Company completed a public offering of shares of common stock of the Company pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, whereby it sold 199,000 shares of the Common Stock of the Company to approximately fifty-three (53) unaffiliated shareholders of record. The Company filed an original Form D with the Securities and Exchange Commission on or about October 1, 1998.

On April 18, 1998, founding shareholder purchased 700,000 shares of the company's authorized but unissued treasury stock for cash. Additionally, the Company sold Nine Thousand Nine Hundred Fifty Dollars ($9,950) or One Hundred Ninety-nine Thousand (199,000) shares of the Common Stock of the Company during the Offering to approximately fifty-three (53) shareholders.
The offering was closed September 30, 1998. On January 13, 1999, the Company issued Nine Million Eight Hundred Thousand (9,800,000) restricted shares for One Hundred Forty-two Thousand Dollars ($142,000). On January 13, 1999, the Company purchased Seven Hundred Thousand (700,000) shares of treasury stock.
As of August 31, 1999, the Company has ten million six hundred ninety-nine thousand (10,699,000) shares of its $0.001 par value common voting stock issued and outstanding which are held by approximately forty-seven (47) shareholders, including the founding shareholder, of record.


Item 4.  Description of Securities

A. Common Stock

The Company is authorized to issue 100,000,000 shares of Common Stock, $0.001 par value, of which, as of 10,699,000 shares are issued and outstanding and, 9,700,000 are restricted and held of record by approximately forty-seven (47) stockholders as of August 31, 1999, per information as supplied by the Company's Transfer Agent, Pacific Stock Transfer. The Company can not indicate the number of shareholders which exist outside of those who have requested physical delivery of shares or are trading the stock on a daily basis, with any degree of accuracy. Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Certificate of Incorporation, and certain mergers and reorganizations), in which cases Nevada law and the Company's By-Laws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive such dividends as may be declared from time to time y the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common
Stock have no preemptive, conversion, subscription or cumulative voting rights.


(1) Description of Rights and Liabilities of Common Stockholders

i. Dividend Rights - The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board of directors of the Company may from time to time determine.

ii. Voting Rights - Each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. All voting is noncumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the directors can elect all the directors. The board of directors may issue shares for consideration of previously authorized but unissued common stock without future stockholder action.

iii. Liquidation Rights - Upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

iv. Preemptive Rights - Holders of common stock are not entitled to preemptive rights.

v. Conversion Rights - No shares of common stock are currently subject to outstanding options, warrants, or other convertible securities.

vi. Redemption rights - no redemption rights exist for shares of common stock.

vii. Sinking Fund Provisions - No sinking fund provisions exist.

viii. Further Liability For Calls - No shares of common stock are subject to further call or assessment by the issuer. The Company has not issued stock options as of the date of this Registration Statement.

(2) Potential Liabilities of Common Stockholders to State and Local
    Authorities

No material potential liabilities are anticipated to be imposed on stockholders under state statues. Certain Nevada regulations, however, require regulation of beneficial owners of more than 5% of the voting securities. Stockholders that fall into this category, therefore, may be subject to fines in circumstances where non-compliance with these regulations are established.

B. Debt Securities

The Company is not registering any debt securities, nor are any outstanding.

C. Other Securities To Be Registered

The Company is not registering any security other than its common stock.

Item 5.  Indemnification of Directors and Officers

The Articles of Incorporation for the Company do contain provisions for indemnification of the officers and directors; in addition, Section 78.751 of the Nevada General Corporation Laws provides as follows: 78.751 Indemnification of officers, directors, employees and agents; advance of expenses.

1) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suitor proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (a) By the stockholders: (b) By the board of directors by majority vote of a quorum consisting o directors who were not parties to act, suit or proceeding; (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot to obtained, by independent legal counsel in a written opinion; or

5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than the directors or officers may be entitled under any contract or otherwise by law.

6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section: (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his act or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action. (b) Continues for a person who has ceased to be a director, officer, employee or agent and endures to the benefit of the heirs, executors and administrators of such a person.

Insofar as indemnification for liabilities arising under the Securities
Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                               Part F/S

Item 1.  Financial Statements

The following documents are filed as part of this report:

 a) Global Boulevard International, Inc.

 b) Interim Financial Statements are not provided at this time as they are not applicable at this time.

 c) Financial Statements of Businesses Acquired or to be Acquired are not provided at this time as they are not applicable at this time.

 d) Pro-forma Financial Information is not provided at this time as it is not applicable at this time.


Item 2. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None--Not Applicable

Financial Statements


                    Global Boulevard International, Inc.
                       (A DEVELOPMENT STAGE COMPANY)

                            FINANCIAL STATEMENTS
                           for the period ending
                              August 31, 1999

                              TABLE OF CONTENTS

                                                        PAGE
INDEPENDENT AUDITORS' REPORT..........................  F-1

BALANCE SHEET.........................................  F-2-3

STATEMENT OF OPERATIONS...............................  F-4

STATEMENT OF STOCKHOLDERS' EQUITY.....................  F-5

STATEMENT OF CASH FLOWS...............................  F-6

NOTES TO FINANCIAL STATEMENTS.........................  F-7-9


                        James E. Slayton, CPA
                       3867 WEST MARKET STREET
                             SUITE 208
                         AKRON, OHIO 44333

                   INDEPENDENT AUDITORS' REPORT
                   ----------------------------


Board of Directors
November 15, 1999
Global Boulevard International, Inc. (The Company)
Las Vegas, Nevada 89104

     	I have audited the Balance Sheet of Global Boulevard International, Inc. (A Development Stage Company), as of December 31, 1998 and August 31, 1999, and the related Statements of Operations, Stockholders' Equity and Cash Flows for the year ended December 31, 1998 and the period ended
August 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Boulevard International, Inc. (A Development Stage Company), at December 31,
1998 and August 31, 1999, and the results of its operations and cash flows for the period April 16, 1998 (Date of Inception) to December 31, 1998 and the period ended August 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, The Company has had limited operations and has not established a long term source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


s/s James E. Slayton
----------------------------
James E. Slayton, CPA
Ohio License ID# 04-1-15582

                    Global Boulevard International, Inc.

                               BALANCE SHEET
                                  AS AT
                    December 31, 1998 and August 31, 1999

BALANCE SHEET


ASSETS

+
                             August 31, 1999         December 31, 1998
                             -------------------     ------------------

CURRENT ASSETS
Cash                         $         0.00             $       88.00
Prepaid Expenses                       0.00                      0.00
                             ----------------------------------------

Total Current Assets                   0.00                     88.00
Property and Equipment
  (net of depreciation)                0.00                      0.00
                             ----------------------------------------

Total Property and Equipment           0.00                      0.00

OTHER ASSETS:

Organization Costs net
     of Amortization                 264.00                    312.00
                              ---------------------------------------

Total Other Assets                   264.00                    312.00
                              ---------------------------------------

TOTAL ASSETS                 $       264.00               $    400.00



             See accompanying notes to financial statements

                     Global Boulevard International, Inc.

                                BALANCE SHEET
                                    AS AT
                    December 31, 1998 and August 31, 1999

BALANCE SHEET


LIABILITIES AND STOCKHOLDERS' EQUITY




                                 August 31, 1999      December 31, 1999
                                 -------------------     ------------------
CURRENT LIABILITIES
Accounts Payable                 $       0.00             $        0.00
Short Term Notes Payable                 0.00                      0.00
                                 --------------------------------------
Total Current Liabilities                0.00                      0.00

OTHER LIABILITIES
Other Liabilities                        0.00                      0.00
                                 --------------------------------------
Total Other Liabilities                  0.00                      0.00
                                 --------------------------------------
Total Liabilities                        0.00                      0.00


  EQUITY
Common Stock, $0.001 par value,
authorized 100,000,000 shares       4,493,541               3,303,541
issued and outstanding at
August 31, 1999, 10,699,000
common shares

Additioinal Paid in Capital
from sale of Common Stock         140,151.00                   9,751.00
issued and outstanding at
August 31, 1999,
Preferred shares - None

Retained Earnings (Deficit
accumulated during the
development stage)               (145,586.00)                (10,250.00)

Less:  Cost of Treasury Stock      (5,000.00)
                               ----------------------------------------
Total Stockholders' Equity            264.00                     400.00

TOTAL LIABILITIES & OWNER'S EQUITY    264.00                     400.00
                               ----------------------------------------

Notes Receivable for
common stock                        (990,000)                         0
                               ----------------------------------------

Total Stockholders' Equity         2,047,758                  2,095,106


TOTAL LIABILITIES AND
OWNER'S EQUITY:                  $ 2,829,022               $  2,804,380


           See accompanying notes to financial statements

                        Global Boulevard International, Inc.

                              STATEMENT OF OPERATIONS
                                     FOR PERIOD

                 April 16, 1998 (Inception) to December 31, 1998
                           and Period ended August 31, 1999

STATEMENT OF OPERATIONS

                              April 16,
                                1998
                              (Date of
                              Inception)    Jan 1, 1999
                             to August 31   to August 31       December 31
                                 1999           1999              1998
                           ----------------------------------------------------
REVENUE
Revenues                     $      0.00    $        0.00      $       0.00

COSTS AND EXPENSES

Selling, General and
Administrative                145,490.00        135,288.00         10,202.00
Amortization of
   Organization Costs              96.00             48.00             48.00

                       -----------------------------------------------------
Total Costs and
Expenses                      145,586.00        135,336.00         10,250.00
                       -----------------------------------------------------

Net Ordinary Income
or (Loss)                    (145,586.00)      (135,336.00)       (10,250.00)

                       =====================================================

Weighted average
number of common
shares outstanding            10,000,000        10,000,000           769,300

Net Earnings
Per Share                          (0.01)            (0.01)            (0.01)


                 See Accompanying Notes to Financial Statements

                     Global Boulevard International, Inc.
                        (A Development Stage Company)
               STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                FOR PERIOD
  April 16, 1998 (Date of Inception) to December 31, 1998 and Period ended
                            August 31, 1999

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                        Deficit
                                                        accumulated
                  Common             Additional         during       Total
                  Stock              paid-in   Treasury development
Stockholder's
                  Shares     Amount  capital   Stock    stage        Equity
                  --------------------------------------------------------

April 19, 1998
issued for cash   700,000    700           0                            700

June 1, 1998
issued for cash   199,000    199       9,751                          9,950

Net loss
April 16, 1998
(inception) to
Dec 31, 1998                                             (10,250)   (10,250)
                 -----------------------------------------------------------

Balances as at
Dec 31, 1998      899,000  $ 899     $9,751    $   0    $(10,250)   $   400

Jan 13, 1999      200,000    200          0                             200

Jan 13, 1999    9,600,000  9,600    130,400                         140,000

Jan 13, 1999                                   (5,000)               (5,000)

Net loss
Jan 1, 1999
to Aug 31, 1999                                           (135,336) (135,336)
              ---------------------------------------------------------------

Balances
as at
August
31, 1999       10,699,000 $10,699  $140,151    $(5,000)  $(145,586)  $  264
              ===============================================================


             See accompanying notes to financial statements

                   GLOBAL BOULEVARD INTERNATIONAL, INC.

                           STATEMENTS OF CASH FLOWS
                                 FOR PERIOD

 April 16, 1998 (Date of Inception) to December 31, 1998 and Period ended
                            August 31, 1999

STATEMENT OF CASH FLOWS


April 16,
                               1998
                               (Date of
                               Inception)     Jan 1, 1999
                               to August 31   to August 31    December 31
                               1999           1999            1998
                           ----------------------------------------------------
CASH FLOWS FROM OPERATING
ACTIVITIES

Net (loss) from operations     (145,586)     (135,336)        (10,250)
Adjustments to reconcile
net income to net cash
provided
Cash paid for Organization
   costs                           (360)                         (360)
Amortization of Organization
   costs                             96            48              48
                           ---------------------------------------------------
   Net cash flow provided
   by operating activities     (145,850)     (135,288)         (10,562)

CASH FLOWS FROM INVESTING
ACTIVITIES

Purchase of fixed assets              0             0                0
                           --------------------------------------------------
   Net cash used by
   investing activities              (0)           (0)              (0)

CASH FLOWS FROM FINANCING
ACTIVITIES

Issuance of Capital Stock       150,850       140,200           10,650

Cash paid for treasury stock     (5,000)       -5,000                0
                           --------------------------------------------------

    Net cash provided by
    Financing activities        145,850       135,200           10,650

    Net increase (decrease)
    in cash                           0           (88)              88

    Balance beginning of period       0           (88)               0

    Balance as at end of period       0             0               88



                See accompanying notes to financial statements.

                      Global Boulevard International, Inc.
                         (A Development Stage Company)

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                             November 15, 1999


NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized April 16, 1998(Date of Inception) under the laws of the State of Nevada, as Registered Agents of Southern Nevada, Inc. The Company amended its articles in March of 1999 changing its name to Global Boulevard International, Inc. (the Company) has had limited operations and in accordance with SFAS #7, the Company is considered a development stage company. The Company is authorized to issue 100,000,000 shares of its $0.001 par value common stock.

On April 18, 1999, the company issued 700,000 shares of its $.001 par value common stock for cash of $700.00.

On June 1, 1998,the Company completed a public offering that was exempt from Federal registration pursuant to Regulation D, Rule 504 of the Securities Act of 1933 As amended, and exemptions from state registration pursuant to various state security Transactional exemptions. The Company sold 199,000 shares of Common Stock at a Price of $.05 per share for a total amount raised of $9,500.00.

On January 13, 1999, the Company issued 200,000 shares of its $.001 Common Stock For cash in the amount of $200.00.

On January 13, 1999, the Company issued 9,600,000 shares of its $.001 Common Stock for cash in the amount of $140,000.00.

On January 13, 1999, the Company purchased 700,000 shares of treasury stock.


NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

Accounting polices and procedures have not been determined except as follows:

1.  The Company uses the accrual method of accounting.

2. The cost of organization, $360.00 is being amortized over a period of 60 Months (April 16, 1998 through April 15, 2003.)

3. Basic earnings per share is computed using the weighted average number of shares of common stock outstanding. Diluted earning per share were not include as the inclusion of treasury stock did not dilute earnings per share.

4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

5.  The Company experienced losses during its last two fiscal tax years.
The Company will review its need for a provision for federal income tax after each operating quarter. Deferred tax benefits were not recorded as management feels that it is less than likely that the net operating losses will be used. The net operating losses will begin to expire in 2014.

                     Global Boulevard International, Inc.
                         (A Development Stage Company)

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                              November 15, 1999


NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES-continued

6. The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions which affect the reported amounts of assets and liabilities as at the date of the financial statements and revenues and expenses for the period reported. Actual results may differ from these estimates.

7. The cost of equipment is depreciated over the estimated useful life of the equipment utilizing the straight line method of depreciation. There was no depreciation recorded for these periods.


8.  The Company has adpopted December 31 as its fiscal year end.

9. The Company's Statement of Cash Flows is reported utilizing cash (currency on hand and demand deposits) and cash equivlents (short-term, highly liquid investments).

10. The Company purchased treasury stock on January 13, 1999. Treasury stock of the Company is accounted for using the cost method of accounting for treasury stock.


NOTE 3 - GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.  However, the Company has no current source of revenue.  Without realization of additional capital, it would
be unlikely for the Company to continue as a going concern.   It is management's
plan to seek additional capital through a State of Nevada registered public offering of securities pursuant to Chapter 90.490 of the Nevada revised statutes.

NOTE 4 - RELATED PARTY TRANSACTION

The Company does not own or lease any real property. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The
Company has not formulated a policy for the resolution of such conflicts.

NOTE 5 - WARRANTS AND OPTIONS

The Company has no warrants or options outstanding.

                     Global Boulevard International, Inc.
                         (A Development Stage Company)

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                              November 15, 1999



NOTE 6 - YEAR 2000 ISSUE

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before on, or after January 1, 2000 and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.

                               Part III

Item 1.  Index to Exhibits (Pursuant to Item 601 of Regulation SB)

Exhibit Number Name and/or Identification of Exhibit

1.  Underwritten agreement

    None.  Not Applicable

2.  Plan of Acquisition, Reorganization, Arrangement, Liquidation, or
    Succession.

    None.  Not Applicable

b)  Asset Purchase and Liability Assumption Agreement

    None.  Not Applicable

c)  Interest Purchase Agreement

    None.  Not Applicable

d)  Agreement for Bill of Sale and Assignment of Assets

    None.  Not Applicable

e)  Exchange Stock Agreement

    None.  Not Applicable

3.  Articles of Incorporation & By-Laws

    (a) Articles of Incorporation of the Company Filed April 16, 1998

    (b) Amended Articles Filed on March 25, 1999

    (b) By-Laws of the Company adopted April 18, 1998

4.  Instruments Defining the Rights of Security Holders

    Those included in exhibit 3, and sample of Stock Certificate

5.  Opinion on Legality

    None.  Not Applicable

6.  No Exhibit Required

    Not Applicable

7.  Opinion on Liquidation Preference

    None.  Not Applicable

8.  Opinion on Tax Matters

    None.  Not Applicable

9.  Voting Trust Agreement and Amendments

    None.  Not Applicable

10. Material Contracts

    None.  Not Applicable

11.  Statement Re Computation of Per Share Earnings

     None. Not Applicable. Computation of per share earnings can be clearly determined from the Statement of Operation from the Company's financial statements.

12.  No Exhibit Required

13.  Annual or Quarterly Reports - Form 10-Q

     None.  Not Applicable

14.  Material Foreign Patents

     None.  Not Applicable

15.  Letters on Unaudited Interim Financial Information

     None.  Not Applicable

16.  Letter on Change in Certifying Accountant

     None.  Not Applicable

17.  Letter of Director Resignation

     Letter of Resignation from Ted D. Campbell II, dated January 29, 1999

18.  Letter on Change in Accounting Principles

     None.  Not Applicable

19.  Reports Furnished to Security Holders

     None.  Not Applicable

20.  Other Documents or Statements to Security Holders

     None.  Not Applicable

21.  Subsidiaries of Small Business Issuers

     None.  Not Applicable

22.  Published Report Regarding Matters Submitted to Vote of

     None.  Not Applicable

23.  Consent of Experts and Counsel

     Exhibit 23, James E. Slayton, CPA

24.  Power of Attorney

     None.  Not Applicable

25.  Statement of Eligibility of Trustee

     None.  Not Applicable

26.  Invitations for Competitive Bids

     None.  Not Applicable

27.  Financial Data Schedule

     Exhibit 27

28.  Information from Reports Furnished to State Insurance Regulatory
     Authorities

     None.  Not Applicable

29.  Additional Exhibits

     None.  Not Applicable

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                      Global Boulevard International, Inc.
                      ------------------------------------

                                 (Registrant)

Date:  December 1, 1999
       ------------------

By:  /s/ Parker David Dale
     ----------------------------------------
     Parker David Dale, Chairman of the Board,
     Chief Executive Officer

By:  /s/ Yvette Harrison
     -----------------------------------------
     Yvette Harrison, Chief Financial  Officer